Exhibit 99.4

PERDIGÃO REPORTS INCREASE IN NET INCOME OF 174% IN 2007

New businesses contributed to the Company’s good operational performance

Perdigão ended 2007 reporting gross sales of R$ 7.8 billion, 27.6% more than recorded in the preceding year. Net income posted an increase of 174% to R$ 321.3 million. The result was boosted by the good performance in the domestic and export markets, gains in scale and productivity, as well as an increased participation of 53% of processed products as a percentage of the Company’s total net sales.

These factors, combined with the full integration of Batávia’s dairy-processed products, and the margarine and beef businesses acquired during the year, resulted in a growth of 27.3% in net sales to R$ 6.6 billion in 2007. Exports accounted for 47.5% of net sales and domestic market, 52.5%.

In spite of the appreciation of the Real in relation to the US dollar and the increase in grain prices, growth in export revenues was 30%, reflecting stronger international demand that increased sales volumes of meats by 18.6% and other processed products by 67.3%.

Domestic market revenue increased 25.9% compared with 2006, driven by sales revenue from activities in the meats segment and by an increase of 71.4% in volume of dairy-processed products and 84% for other processed products.

Gross profits increased 39.4%, totaling R$ 1.9 billion. EBITDA (operating profit before financial expenses, taxes and depreciation) in the period reached R$ 802.7 million, a year-on-year increase of 76.1%, and equivalent to a 12.1% margin, a gain of 340 basis points against the preceding fiscal year.

In 2007, Perdigão’s capital expenditures totaled R$ 857.4 million, 34.6% higher than 2006. Of this total, 41% was allocated to acquisitions (excluding the Eleva acquisition) and the remainder to new projects and production lines, to the conclusion of the Mineiros Agro-Industrial Complex in the state of Goiás and to improvements in productivity. (See, end of text for details on business concluded by the Company in 2007)

PERDIGÃO S.A.

NUMBERS FOR 2007

R$ million

	2007	2006	% Change
Gross Sales	7,788.6	6,106.0	27.6
Domestic Market	4,589.2	3,644.5	25.9
Exports	3,199.4	2,461.4	30.0
Net Sales	6,633.4	5,209.8	27.3
Gross Profits	1,873.3	1,344.1	39.4
EBIT	503.9	191.4	163.3
Net Income	321.3	117.3	174.0
EBITDA	802.7	455.8	76.1
Capex	857.4	636.9	34.6
Earnings per share R$*	1.73	0.71	144.5

* Consolidated Earnings per Share (in R$), excluding treasury shares.

EXPORTS

Export revenue in 2007 was R$ 3.2 billion boosted by a significant growth in demand for protein in the international market in addition to the competitive advantages of Brazilian production costs. Exported meat volume amounted to 824.8 thousand tons, processed meat products being particularly important in this result and reporting a 32.8% increase in export volume.

Average prices reported an increase of 24.8% in US dollars FOB compared with 2006. Considering the appreciation of the Real in relation to the foreign exchange rate, average prices rose 9.6% against higher average costs of 5.3%.

DOMESTIC MARKET

Domestic market sales revenue amounted to R$ 4.6 billion. The increase in incomes benefited the consumption of higher value-added products, which reported a year-on-year growth of 26.1% in sales revenue and 22.3% in volume.

Dairy-processed products accounted for 18.1% of domestic market sales revenue in 2007, contributing to the Company’s overall performance in this market for the year. Perdigão incorporated the dairy-processed product business in June 2006 with the acquisition of Batávia’s remaining capital stock.

The other processed products — pastas, pizzas, margarine, frozen vegetables and the soybean-based line, among others – posted a 60.6% rise in sales revenue. The margarine business made a notably strong contribution as from August 2007 following the acquisition of the Doriana, Delicata and Claybon brands.

Average prices reported an improvement of 6.5% during the year, bolstering the good performance in sales revenue and margin returns. The average price for meats was 8.2% higher while dairy-processed products rose 8.6% year-on-year. Conversely, average costs posted an increase of 3.1%.

Perdigão ended the year with the following market shares: specialty meat products – 25.2%; frozen meats – 35.8%; ready-to-eat dishes/pastas – 41.9%; frozen pizzas – 36.4%; dairy-processed products – 13.5%.

PACE OF SALES GROWTH SUSTAINS COMPANY’S 4TH

 QUARTER PERFORMANCE

Perdigão’s net sales grew 19.2% in the fourth quarter 2007 compared with the same period in 2006, amounting to R$ 1.9 billion. This performance was sustained by sales of year-end seasonal products that reported an improvement in both volume and prices.

Domestic market revenue reached R$ 1.4 billion, 20.8% higher than recorded in the preceding fiscal year. Growth in the meats segment was 15.3% in revenue and 6.6% in volume with an average price 7.6% higher. This partially offset for the increase of 8.6% in average cost, particularly impacted by the rise in grain prices.

Exports reported a growth of 16.9% in the quarter to R$ 858.7 million. Meat sales to the overseas market were 218 thousand tons, 11.2% higher. Sales volumes of elaborated/processed products increased 14.6%, ensuring an increase in revenue of approximately 30.7%.

The Company reported gross profits of R$ 556.3 million, an increase of 13% compared with the fourth quarter 2006. EBITDA in the quarter was 16.2% higher against 2006, reaching R$ 240.4 million.

NUMBERS FOR THE 4TH QUARTER

R$ million

	4Q07	4Q06	% Change
Gross Sales	2,276.0	1,908.0	19.3
Domestic Market	1,417.4	1,173.4	20.8
Exports	858.7	734.6	16.9
Net Sales	1,922.2	1,612.8	19.2
Gross Profits	556.3	492.5	13.0
EBIT	155.9	138.2	12.9
Net Income	97.6	111.7	(12.7)
EBITDA	240.4	206.9	16.2
Capex	290.7	129.0	125.3
Earnings per share R$*	0.53	0.67	(22.1)

* Consolidated Earnings per Share (in R$), excluding treasury shares.

STOCK MARKET

The Company reported record turnover in financial volume on the Bovespa and NYSE – New York Stock Exchange with an average US$ 18.6 million/day, equivalent to a growth of 120.8%.

Between 1994 and 2007, the Company’s market capitalization multiplied more than 32 times, on December 31 2007 reaching R$ 8.2 billion, corresponding to an average annual return of 30.9%.

Perdigão’s shares and ADRs exceeded the principal Bovespa and NYSE stock indices with an appreciation of 47.6% and 12.1%, respectively.

(*) PRINCIPAL BUSINESS TRANSACTIONS CONCLUDED IN 2007 IN CHRONOLOGICAL ORDER

•                  ACQUISITION OF SINO DOS ALPES

•                  In March, the company acquired Sino dos Alpes Alimentos Ltda., a subsidiary of Grandi Salumifici Italiani (GSI) at a cost of approximately R$ 5.5 million. The industrial unit is located in Bom Retiro do Sul, state of Rio Grande do Sul. Perdigão has now centralized the production of short-run lines at the plant - these destined for specific niche markets, thus alleviating bottlenecks at Perdigão’s industrial plants elsewhere in the South.

•                  INAUGURATION OF THE MINEIROS COMPLEX

•                  Unveiled in March, the agroindustrial complex represents an investment of R$ 510 million (invested over a two-year period) – R$ 240 million by Perdigão, partially financed by the Brazilian Economic and Social Development Bank (BNDES), and R$ 270 million by the integrated outgrowers, with Constitutional Fund for the Midwest (FCO) financing, through the intermediary of the Banco do Brasil. The unit will have an installed capacity to process 81 thousand tons/year of heavy poultry-based meat products by the end of 2008.

•                  PLUSFOOD

•                  In May, Perdigão concluded an agreement for the acquisition of Plusfood Groep BV, a subsidiary of Cebeco Groep BV, the acquisition to become effective from the beginning of 2008, at a cost of approximately R$ 45 million. A Netherlands-based company, Plusfood has three industrial units (in the Netherlands, United Kingdom and Romania). The Company’s main objective in acquiring Plusfood is to improve its market position in the European market value chain and penetrate end-customer business, above all in the retail and food service segments.

•                  PERDIGÃO EXPANDS OPERATIONS IN THE BEEF MARKET

•                  In June, with the acquisition for R$ 110 million of the beef processing plant operated by Unifrigo in Mirassol D´Oeste state of Mato Grosso, Perdigão expanded its business in the segment. These operations began in September 2005 with the engagement of the industrial slaughtering and deboning services of Arantes Alimentos Ltda of Cachoeira Alta, state of Goiás. Slaughtering capacity at the Mirassol D´Oeste plant will be gradually increased to 2 thousand head/day.

•                  MARGARINES

•                  In June, Perdigão and Unilever announced a joint venture – UP Alimentos – for the production, sale and distribution and identification of new businesses for the Becel and Becel ProActiv brands. The strategic alliance between the two companies included the sale to Perdigão of Unilever’s Doriana, Delicata and Claybom brands together with the assets (machinery and equipment) at the Valinhos (SP) plant used in the manufacturing of products under these brand labels. Value of the business: R$ 75 million.

•                  ACQUISITION OF UNITS IN JATAÍ

•                  In August, the Company finalized the purchase of Paraíso Agroindustrial S/A (a poultry slaughtering and animal food plant) from the Gale Group in Jataí, state of Goiás. The total amount of the business was R$ 28.7 million and concluded an operation begun in November 2005, with the acquisition of a hatchery and a poultry-breeding farm and the incorporation of 71 integrated rural producers. With this acquisition, Perdigão has successfully concluded a closed circuit of businesses in the southeast of the state of Goiás making it eligible to request the installation of a production-zoning regime for animal health purposes - unprecedented in Brazil.

•                  BOM CONSELHO PROJECT

•                  In September, the Company signed a memorandum of intentions with the government of the state of Pernambuco and Bom Conselho city government for the construction of an agroindustrial complex in the municipality. This will include a Perdigão unit for the production of specialty meats and a Batávia unit for the processing of dairy products as well as a Distribution Center. Combined fixed and working capital investments are estimated at R$ 280 million. (Investments will be of the order of R$ 70 million in the dairy-processed product plant and R$ 100 million in the processed meats unit).

•                  ELEVA ACQUISITION

•                  The negotiations at the corporate level for the acquisition of Eleva (formerly Avipal) began in October 2007 and concluded in February 2008. The cost of the acquisition was R$ 1.7 billion, 46% disbursed in cash raised from a primary offering and 54% through the incorporation of shares.

•                  BATÁVIA, TOTAL CAPITAL CONTROL

•                  In November, Perdigão acquired full capital control of Batávia, following the completion of agreements with the Agromilk, Castrolanda, Batavo and Capal for the acquisition of the remaining 49% stake held by these cooperatives in the company’s capital stock. The business was worth a total of R$ 155 million. Perdigão had held a majority stake in Batávia (51%) since mid-2006.

São Paulo, 2/25/08

For more information:

Investor Relations
Edina Biava – Investor Relations Manager
egb@perdigao.com.br
(11) 3718-5465
Julio Corrêa Nagay
jhu@perdigao.com.br
(11) 3718-5791

All statements contained herein with regard to the Company`s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company`s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.